09056080

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2009
DIVISION OF MARKET REGULATION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67558

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saint Laurent Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5150 E. Pacific Coast Highway, Suite 200
(No. and Street)

Long Beach (City) CA (State) 90804 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy J. Fahringer, CEO (562) 346-3383
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M. Green and Company LLP
(Name – *if individual, state last, first, middle name*)

308 South "M" Street (Address) Tulare (City) CA (State) 93274-5429 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Timothy J. Fahringer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saint Laurent Capital, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

DELORES ESTELLA CONTI
COMM. # 1653184
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. MAR. 21, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of ORANGE } SS.

On FEBUARY 25, 2009 (DATE), before me, DELORES ESTELLA CONTI,

personally appeared TIMOTHY J. FAHRINGER, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

DELORES ESTELLA CONTI
COMM. # 1653184
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. MAR. 21, 2010

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Delores Estella Conti
NOTARY'S SIGNATURE

PLACE NOTARY SEAL IN ABOVE SPACE

OPTIONAL INFORMATION

The information below is optional. However, it may prove valuable and could prevent fraudulent attachment of this form to an unauthorized document.

CAPACITY CLAIMED BY SIGNER (PRINCIPAL)

- [x] INDIVIDUAL
- [ ] CORPORATE OFFICER ______ TITLE(S)
- [ ] PARTNER(S)
- [ ] ATTORNEY-IN-FACT
- [ ] TRUSTEE(S)
- [ ] GUARDIAN/CONSERVATOR
- [ ] OTHER: ______

SIGNER (PRINCIPAL) IS REPRESENTING:
NAME OF PERSON(S) OR ENTITY(IES)

TIMOTHY J. FAHRINGER

DESCRIPTION OF ATTACHED DOCUMENT

ANNUAL AUDITED REPORT Form X-17A-5
TITLE OR TYPE OF DOCUMENT

NUMBER OF PAGES

01-01-2008 - 12-31-2008
DATE OF DOCUMENT

OTHER

RIGHT THUMBPRINT OF SIGNER

Top of thumbprint here

SAINT LAURENT CAPITAL, INC.

FINANCIAL STATEMENTS

December 31, 2008

TABLE OF CONTENTS

M. Green and Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Saint Laurent Capital, Inc.

We have audited the accompanying statement of financial condition of Saint Laurent Capital, Inc. (SLC), as of December 31, 2008, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the SLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saint Laurent Capital, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I Computations of Net Capital and Net Capital Requirements Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

M. Green and Company LLP

February 20, 2009
Tulare, California

308 South M Street • Post Office Box 118 • Tulare, California 93275-0118 • Telephone (559) 688-7401 • FAX (559) 686-1297
E-mail: tulare@mgreencpas.com • Web Site: www.mgreencpas.com

SAINT LAURENT CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CASH AND CASH EQUIVALENTS			$	19,525
PROPERTY AND EQUIPMENT, net of accumulated depreciation				4,400
OTHER ASSETS				1,365
Total assets			$	25,290

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:				
Accounts payable	$	2,463		
Other current liabilities		7,433		
Total current liabilities			$	9,896
STOCKHOLDER'S EQUITY:				
Common stock 10,000,000 shares authorized, 1,000,000 shares issued and outstanding, $.001 par value		1,000		
Paid in capital		24,000		
Retained earnings (deficit)		(9,606)		
Total stockholder's equity				15,394
Total liabilities and stockholder's equity			$	25,290

See notes to basic financial statements.

SAINT LAURENT CAPITAL, INC.

STATEMENT OF INCOME
DECEMBER 31, 2008

REVENUE		$ 351,528
OPERATING EXPENSES:		
Employee compensation and benefits	$ 121,287	
Advertising and promotions	37,446	
Transportation and travel	27,999	
Legal and professional fees	17,550	
Research	18,308	
Occupancy	13,553	
Office	16,031	
Other expenses	8,408	
Depreciation	1,105	
Total operating expenses		261,687
Operating income		89,841
OTHER INCOME (EXPENSES):		
Dividend and interest income	887	
Gain on sale of securities	82	
Interest expense	(129)	
Total other income		840
Income before taxes		90,681
Provision for state franchise tax		(1,383)
Net income		$ 89,298

See notes to basic financial statements.

SAINT LAURENT CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
DECEMBER 31, 2008

Stockholder's equity as of January 1, 2008	$	21,096
Plus (minus):		
Stockholder distributions paid		(95,000)
Net income		89,298
Stockholder's equity as of December 31, 2008	$	15,394

See notes to basic financial statements.

SAINT LAURENT CAPITAL, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS DECEMBER 31, 2008

Beginning balance, January 1, 2008	$	-
Plus (minus):		
Increases (decreases)		-
Ending balance, December 31, 2008	$	-

See notes to basic financial statements.

SAINT LAURENT CAPITAL, INC.

STATEMENT OF CASH FLOWS
DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 89,298	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	1,105	
Decrease in other current assets	25	
Increase in other assets	(150)	
Decrease in accounts payable	(138)	
Decrease in other current liabilities	(113)	
Net cash provided by operating activities		$ 90,027
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures		(1,867)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Stockholder distributions paid		(95,000)
Net decrease in cash and cash equivalents		(6,840)
Cash and cash equivalents, January 1, 2008		26,365
Cash and cash equivalents, December 31, 2008		$ 19,525
SUPPLEMENTARY CASH FLOW INFORMATION:		
Cash paid for taxes		$ -

See notes to basic financial statements.

SAINT LAURENT CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 - Business and Organization

Saint Laurent Capital, Inc. (SLC) was incorporated in California on December 19, 2006. SLC is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers (NASD).

SLC performs investment banking services, primarily, for US-based companies that are seeking financial advisory regarding mergers and acquisitions, or who may benefit from financing through the private placement of equity or debt capital. SLC is located in Long Beach, California and is an S-Corporation.

Due to the nature of the activities and forms of compensation expected to be received, SLC is required to become registered as a broker-dealer with NASD, Inc., Securities and Exchange Commission (SEC), and the State of California and Utah, as well as any other required states in which it solicits or conducts business with investors, prior to conducting these transaction-based activities.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Accounting

SLC maintains its books on the accrual method of accounting, with its recognition of revenues on a when-earned basis in connection with services performed, while expenses are recorded on an as-incurred basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affects certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Corporation considers all highly liquid investments with an original maturity of three months or less and one clearing deposit to be cash equivalents.

SAINT LAURENT CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 2 - Summary of Significant Accounting Policies (continued)

Advertising

The Corporation expenses advertising costs as they are incurred.

Depreciation

Depreciation is provided on office equipment using the straight-line basis with the estimated life of five years.

NOTE 3 - Cash

Cash consists primarily of a $19,525 investment in money market securities held by Wachovia Securities, which for net capital computation purposes is subject to a 2 percent haircut, or $391.

NOTE 4 - Net Capital Requirement

SLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or $5,000, whichever is greater. Net capital and the related net capital ratio fluctuates on a daily basis. As of December 31, 2008, SLC's net capital was $9,238, which exceeded the minimum net capital requirement by $4,238 and its net capital ratio was 1.07 to 1.

NOTE 5 - Simplified Employee Pension Plan

In December 2008, SLC started a Simplified Employee Pension Plan (SEP), in accordance with Section 408(k) of the Internal Revenue Code, for its sole employee, Timothy J. Fahringer. Pursuant to the SEP, the Company agrees to provide discretionary contributions in each calendar year to the retirement account of its eligible employees, based only on the first $205,000 of compensation; the same percentage for each eligible employee, limited annually to the lesser of $46,000 or 25 percent of compensation, and paid to the eligible employee's IRA trustee or custodian. Accordingly, the Company in December 2008 made a SEP contribution to Mr. Fahringer of $19,231 paid to Wachovia Securities as custodian.

SAINT LAURENT CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 6 - Provision for Income Taxes

SLC has elected, with the consent of its stockholder, to be taxed as an S Corporation for federal and state income tax reporting under Internal Revenue Code Section 1362. An S Corporation does not generally pay federal income taxes, instead, its stockholders are taxed on the Corporation's income. Therefore, these statements do not include any provision for federal income taxes.

For California income tax reporting there is a minimum franchise tax of $800 or 1.5 percent of income adjusted for state income tax purposes whichever is greater. The 2008 provision for state franchise tax includes 1.5 percent of income adjusted for state income tax purposes of $1,383.

NOTE 7 - Operating Lease

The Corporation entered into a six month non-cancelable operating lease for corporate office space beginning on September 1, 2008, at a monthly rent of $974, which includes $400 for fixed service charges. The lease can be renewed for additional six month increments at a monthly rent of 110 percent of the monthly rent during the preceding term.

SUPPLEMENTARY INFORMATION

SCHEDULE I

SAINT LAURENT CAPITAL, INC.

COMPUTATIONS OF NET CAPITAL AND NET CAPITAL REQUIREMENTS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2008

NET CAPITAL:				
Add:				
Total assets	$	25,290		
Total liabilities		9,896		
Net worth			$	15,394
Deductions and/or charges:				
Non-allowable assets:				
Net property and equipment		4,400		
Other assets		1,365		
Total non-allowable assets				5,765
Tentative net capital				9,629
Haircuts (2% of cash and equivalents)				391
Net capital			$	9,238
AGGREGATE INDEBTEDNESS:				
Accounts payable	$	2,463		
Accrued liabilities		7,433		
Total aggregate indebtedness			$	9,896
Ratio of aggregate indebtedness to net capital				1.07:1
NET CAPITAL REQUIREMENTS:				
Minimum net capital requirement per SEC Rule 15c3-1 (greater of a or b)				
a. Minimum dollar amount	$	5,000		
b. Minimum percentage of aggregate indebtedness (6 2/3%)	$	659		
Excess net capital			$	4,238

(continued)

SCHEDULE I

SAINT LAURENT CAPITAL, INC.

COMPUTATIONS OF NET CAPITAL AND NET CAPITAL REQUIREMENTS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2008

RECONCILIATION WITH THE COMPANY'S COMPUTATION (INCLUDED IN PART II A OF FORM X-17A-5 AS OF DECEMBER 31, 2008)

Net capital as reported in Company's Part IIA (unaudited) FOCUS report	$	9,899
Audit adjustments to record additional accrued taxes		(661)
Other changes		-
Net capital per above	$	9,238

EXEMPTIVE PROVISION UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements and Information relating to the Possession or Control requirements under Rule 15c3-3, Saint Laurent Capital, Inc. qualifies for exemption under subparagraph (k)(2)(i) of the Rule.

See accompanying independent auditors' report.